EXHIBIT 1.2

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

June 10, 2016 06:01 AM Eastern Daylight Time

HALIFAX, Nova Scotia—(BUSINESS WIRE)—

Emera Incorporated announces offering of US$1.2 billion 6.75% Fixed-to-Floating Subordinated Notes, Cdn$500 million 2.90% Senior Notes and US$3.25 billion aggregate principal amount of multiple series of Senior Notes as part of the funding for the acquisition of TECO Energy, Inc.

Emera Incorporated (“Emera” or the “Company”) (TSX:EMA) announced today that it has agreed to issue and sell US$1,200,000,000 aggregate principal amount of 6.75% Fixed-to-Floating Subordinated Notes – Series 2016-A due June 2076 (the “Hybrid Notes”), subject to the terms and conditions of an underwriting agreement and pursuant to a final prospectus supplement (the “Prospectus Supplement”) to a short form base shelf prospectus dated June 8, 2016 (the “Base Shelf Prospectus”). J.P. Morgan Securities LLC is acting as sole book runner and structuring agent in connection with the Hybrid Notes offering and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC are acting as co-managing underwriters.

In addition, Emera announced today that it has agreed to issue and sell Cdn$500,000,000 aggregate principal amount of 2.90% Senior Notes Series 2016-1 due June 16, 2023 (the “Canadian Notes”) on a private placement basis, subject to the terms and conditions of an agency agreement and pursuant to a final offering memorandum. Scotia Capital Inc. and J.P. Morgan Securities Canada Inc. are acting as joint book running managers in connection with the Canadian Notes offering and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. are acting as co- managing agents.

Emera also announced today that Emera US Finance LP (the “U.S. Notes Issuer”), a limited partnership wholly-owned directly and indirectly by Emera, has agreed to sell US$3,250,000,000 aggregate principal amount of multiple series of senior, unsecured notes (the “U.S. Notes”), fully and unconditionally guaranteed by Emera US Holdings Inc., a wholly-owned subsidiary of Emera (“EUSHI”) and Emera (together with EUSHI, the “Guarantors”), subject to the terms and conditions of a purchase agreement and pursuant to a final offering memorandum. J.P Morgan Securities LLC and Scotia Capital (USA) Inc. are acting as joint book running managers in connection with the U.S. Notes offering. Barclays Capital Inc., BMO Capital Markets Corp., CIBC World Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC are acting as co-managers.

Emera is undertaking the offerings of the Hybrid Notes, Canadian Notes and U.S. Notes, which together amount to gross proceeds of approximately Cdn$6.2 billion, as part of the financing of the previously announced acquisition of TECO Energy, Inc. (“TECO Energy”) by Emera (the “Acquisition”).

Hybrid Notes Offering

Emera will pay interest on the Hybrid Notes at a rate of 6.75% per year in equal semi-annual installments on June 15 and December 15 of each year until June 15, 2026. Starting on June 15, 2026, Emera will pay interest on the Hybrid Notes on every March 15, June 15, September 15 and December 15 of each year during which the Hybrid Notes are outstanding thereafter until June 15, 2076.

From the closing of the offering of the Hybrid Notes to, but excluding, June 15, 2026, the interest rate on the Hybrid Notes will be fixed at 6.75% per annum, payable in arrears. Starting on June 15, 2026, and on every March 15, June 15, September 15 and December 15 of each year during which the Hybrid Notes are outstanding thereafter until June 15, 2076 (each such date, an “Interest Reset Date”), the interest rate on the Hybrid Notes will be reset as follows: (i) starting on June 15, 2026, on every Interest Reset Date until June 15, 2046, the interest rate on the Hybrid Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 5.44%, payable in arrears, with the first payment at such rate being on September 15, 2026; and (ii) starting on June 15, 2046, on every Interest Reset Date, until June 15, 2076, the interest rate on the Hybrid Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 6.19%, payable in arrears, with the first payment at such rate being on September 15, 2046.

Closing of the offering of the Hybrid Notes is expected to occur on or about June 16, 2016.

The Hybrid Notes will not be listed on any securities exchange and Emera does not intend to arrange for the Hybrid Notes to be included on any automated quotation system. The Hybrid Notes are not being offered for sale in Canada and this press release is not an offer of securities for sale in the United Sates. The offering of the Hybrid Notes for sale in the United States is being made pursuant to an effective shelf registration statement of Emera previously filed with the United States Securities and Exchange Commission. The Prospectus Supplement and the accompanying Base Shelf Prospectus may be obtained from Emera and will contain detailed information about the Company and management, as well as financial statements.

Canadian Notes Offering

Emera will pay interest on the Canadian Notes semi-annually in arrears in equal instalments on June 16 and December 16 of each year, commencing on December 16, 2016, and on the maturity date of the Canadian Notes.

Closing of the offering of the Canadian Notes is expected to occur on or about June 16, 2016.

The Canadian Notes are being offered in reliance upon exemptions from prospectus requirements available under applicable Canadian securities laws. As a consequence, the resale of the Canadian Notes will be restricted in the manner provided by Canadian securities laws. The offering of the Canadian Notes will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Canadian Notes are not being offered for sale in the United States and this press release is not an offer of securities for sale in the United States.

The Canadian Notes will not be listed on any securities exchange and Emera does not intend to arrange for the Canadian Notes to be included on any automated quotation system.

U.S. Notes Offering

The U.S. Notes Issuer has agreed to issue US$500 million aggregate principal amount of 2.15% Senior Notes due 2019 (the “2019 Notes”), US$750 million aggregate principal amount of 2.70% Senior Notes due 2021 (the “2021 Notes”), US$750 million aggregate principal amount of 3.55% Senior Notes due 2026 (the “2026 Notes”) and US$1.25 billion aggregate principal amount of 4.75% Senior Notes due 2046 (the “2046 Notes”, and together with the 2019 Notes, the 2021 Notes and the 2026 Notes, the “notes”). The U.S. Notes Issuer will pay interest on the notes of each series semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2016, and on the maturity date for each series of notes.

Closing of the offering of the U.S. Notes is expected to occur on or about June 16, 2016.

The offering of the U.S. Notes and the related guarantees has not been registered under the Securities Act or any state securities laws and the U.S. Notes and the related guarantees may not be offered or sold in the United States absent a registration under the Securities Act or an applicable exemption from registration requirements. The U.S. Notes are being sold only to “qualified institutional buyers” under Rule 144A of the Securities Act and to non-U.S. persons under Regulation S of the Securities Act. The U.S. Notes are not being offered for sale in Canada and this press release is not an offer of securities for sale in the United States. Until such time as the U.S. Notes are registered pursuant to the terms of the registration rights agreement, they will be subject to certain restrictions on resale.

The U.S. Notes will not be listed on any securities exchange, and the U.S. Notes Issuer and the Guarantors do not intend to arrange for the U.S. Notes to be included on any quotation system.

Use of Proceeds

Upon the closing of the Acquisition, Emera intends to use the net proceeds from the offering of the Hybrid Notes, Canadian Notes and U.S. Notes to finance, directly or indirectly, part of the purchase price payable for the Acquisition (including acquisition-related expenses) and to reduce amounts outstanding under the credit facilities established in favour of Emera to fund the purchase price payable for the Acquisition, to the extent any amounts are drawn on such facilities in connection with the Acquisition. If certain of the net proceeds from the offering of the Hybrid Notes, Canadian Notes and/or U.S. Notes are not otherwise required to complete the Acquisition, Emera intends to use such net proceeds for general corporate purposes.

If (i) the Acquisition is not consummated on or prior to the later of December 31, 2016 and the date that is no later than June 30, 2017 if the closing of the Acquisition has been extended by Emera or TECO Energy in accordance with the terms of the agreement and plan of merger relating to the Acquisition (the “Acquisition Agreement”) (as such date may be extended, the “special mandatory redemption triggering date”) or (ii) the Acquisition Agreement is terminated at any time prior to the special mandatory redemption triggering date, then Emera will be required to redeem the Hybrid Notes and the portion of the Canadian Notes that is in excess of $300 million aggregate principal amount on a pro rata basis, and the U.S. Notes Issuer will be required to redeem any U.S. Notes.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the Acquisition and the intended use of the net proceeds from the sale of the Hybrid Notes, the Canadian Notes and U.S. Notes. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect the current beliefs of the management teams of Emera and are based on information currently available to Emera. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that the assumptions of Emera may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties with respect to Emera is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements. The securities regulatory filings of Emera can be found on SEDAR at www.sedar.com. Except as required by law, Emera disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately CAD$11.5 billion in assets and 2015 revenues of CAD$2.79 billion. Emera invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has investments throughout northeastern North America and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate- regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F, and instalment receipts are listed and trade under the symbol EMA.IR. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.sedar.com.

Emera Incorporated

Investor Relations:

Scott LaFleur,

902-428-6375

Scott.lafleur@emera.com

or

Media:

Neera Ritcey,

902-223-2272

neera.ritcey@emera.com

Source: Emera Incorporated